SCHEDULE 13D


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
                  AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 5)*

Avatex Corporation
(Name of Issuer)

Common Stock, par value $.01
(Title of Class of Securities)

05349F105
(CUSIP Number)

Martin D. Sklar, Esq., Kleinberg, Kaplan, Wolff & Cohen, P.C., 551 Fifth Avenue, New York, New York 10176
Tel: (212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 7, 1999
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on the following pages)

                                  (Page 1 of 8)



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1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Elliott Associates, L.P., a Delaware Limited Partnership

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  00

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  368,645

8        SHARED VOTING POWER
                  0

9.       SOLE DISPOSITIVE POWER
                  368,645

10.      SHARED DISPOSITIVE POWER
                  0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  368,645

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*   [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  1.8%

14.      TYPE OF REPORTING PERSON*
                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
              Westgate International, L.P., a Cayman Islands Limited Partnership

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  00

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)     [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8.       SHARED VOTING POWER
                  354,505

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  354,505

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                  354,505

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  1.8%

14.      TYPE OF REPORTING PERSON*
                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Martley International, Inc., a Delaware corporation

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  00

5.       CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED  PURSUANT TO
         ITEMS 2(d) or 2(e)           [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8.       SHARED VOTING POWER
                  354,505

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  354,505

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                  354,505

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  1.8%

14.      TYPE OF REPORTING PERSON*
                  CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

         This statement is filed pursuant to Rule 13d-2(a) with respect to the shares of common stock, par value $.01 (the "Common Stock") of Avatex Corporation (the "Issuer") beneficially owned by the Reporting Persons specified herein as of December 16, 1999 and amends and supplements the Schedule 13D dated as of April 9, 1998 filed by the Reporting Persons, as amended (the "Schedule 13D"), and supersedes the Schedules 13D filed by the Reporting Persons with respect to the Issuer's formerly outstanding classes of Preferred Stock. Except as set forth herein, the Schedule 13D, as previously amended, is unmodified.

ITEM 4.  PURPOSE OF TRANSACTION

         Each of Elliott and Westgate acquired the Common Stock beneficially owned by it in the ordinary course of its trade or business of purchasing, selling, trading and investing in securities. Martley has acted as investment manager with respect to Westgate's acquisition of beneficial ownership of Common Stock.

         As previously disclosed in the Schedule 13D, on April 23, 1998 Elliott brought an action in the Delaware Court of Chancery against the Issuer, Xetava Corporation, and each member of the Issuer's Board of Directors to enjoin the Issuer's merger with Xetava (Elliott Associates, L.P. v. Avatex Corporation et al., CA 16336) (the "Action"). On June 18, 1999 Elliott and the Issuer agreed to settle the Action and entered into a Stipulation of Settlement. The settlement was consummated on December 7, 1999. As a result of the merger into Xetava (the "Merger"), Elliott received, in addition to cash, notes and deferred contingent cash rights, warrants ("Warrants") to purchase a total of 368,645 shares of Common Stock in exchange for its shares of $5.00 Cumulative Convertible Preferred Stock and $4.20 Cumulative Exchangeable Preferred Stock, Series A ("4.20 Series A Preferred Stock") at an exercise price of $2.25 per share; and Westgate received in exchange for its shares of 4.20 Series A Preferred Stock, in addition to cash, notes and deferred contingent cash rights, warrants to purchase 354,505 shares of Common Stock at an exercise price of $2.25 per share.

         In connection with such settlement, the Reporting Persons entered into a Stockholders' Agreement with the Issuer wherein the Reporting Persons agreed to the following:

         1. For a period of ten years, not to acquire any additional equity securities of the Issuer or seek to influence or control the management or policies of the Issuer; and

         2. To release the Issuer and its directors from liability for matters in connection with the Issuer's proposed merger with Xetava.

         Prior to the effectiveness of the Merger, each of Dan Gropper, Ralph DellaCamera, Vincent Intrieri and Brian Miller, the designees of the preferred stockholders on the Issuer's Board of Directors, resigned as a director of the Issuer.

         Except as set forth herein, none of Elliott, Westgate or Martley has any plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a) through (j) of Item 4.

ITEM 5.  Interest in Securities of the Issuer

         (a) Elliott beneficially owns 368,645 shares of Common Stock through its ownership of Warrants, constituting 1.8% of the outstanding shares of Common Stock.

                  Westgate beneficially owns 354,505 shares of Common Stock through its ownership of Warrants, constituting 1.8% of the outstanding shares of Common Stock.

                  Elliott and Westgate together beneficially own 723,150 shares of Common Stock, constituting 3.6% of all outstanding shares of Common Stock.

         (b) Elliott has the power to vote or direct the vote of, and to dispose or direct the disposition of, the Common Stock beneficially owned by it.

         Westgate has the shared power with Martley to vote or direct the disposition of, the Common Stock beneficially owned by Westgate. Information regarding each of Westgate and Martley for the purposes of subparagraph (b) of this Item 5 is set forth in Item 2 above and expressly incorporated by reference herein.

         (c) The following transaction was effected by Elliott during the past sixty (60) days:



                                     Amount of       Approximate Price Per
                                     Shares          Share (exclusive of
Date            Security             Sold            commissions

12/7/99         Common               417,600            $2.00


         The above transaction was effected by Elliott privately with Phar-Mor, Inc.

         The following transaction was effected by Westgate during the past sixty (60) days:



                                                     Approximate Price Per
                                     Amount of         Share (exclusive of
Date            Security             Shares Sold       commissions)


12/7/99         Common               416,300            $2.00


         The above transaction was effected by Westgate privately with Phar-Mor, Inc.

         Except pursuant to the Merger itself, no other transactions were effected by Elliott or Westgate during the past sixty (60) days.

         (d) No person other than Elliott has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott.

         No person other than Westgate has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Westgate and Martley.

         (e)      Not applicable.

Item 6.  Contracts, Arrangements, Understandings
                  or Relationships With Respect to Securities of the Issuer

                  None, except as disclosed in Item 4 above.

                                   SIGNATURES

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:
December 16, 1999          ELLIOTT ASSOCIATES, L.P.


                             By: /s/ Paul E. Singer
                                     Paul E. Singer
                                     General Partner


                                    WESTGATE INTERNATIONAL, L.P.

                                    By: Martley International, Inc.,
                                            as attorney-in-fact


                                            By: /s/ Paul E. Singer
                                                     Paul E. Singer
                                                     President


                                    MARTLEY INTERNATIONAL, INC.


                             By: /s/ Paul E. Singer
                                     Paul E. Singer
                                     President